Exhibit 99.3

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF UNITHOLDERS
To Be Held On
Friday, May 9, 2008

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the "Meeting") of the holders (the "Unitholders") of trust units ("Trust Units") of ENERPLUS RESOURCES FUND (the "Fund") will be held in the Lecture Theatre at the Metropolitan Centre, 333 - 4th Avenue S.W., Calgary, Alberta on Friday, May 9, 2008 at 10:30 a.m. (Calgary time) for the following purposes:

1.	to receive the consolidated financial statements of the Fund for the year ended December 31, 2007, together with the auditors' report on those statements;

2.	to nominate the directors of EnerMark Inc.;

3.	to appoint the auditors of the Fund;

4.	to consider and, if thought fit, to pass an ordinary resolution to approve the unallocated rights under the Fund's Trust Unit Rights Incentive Plan;

5.	to consider and, if thought fit, to pass an ordinary resolution to amend the Fund's Trust Unit Rights Incentive Plan;

6.	to consider and, if thought fit, to pass an ordinary resolution to approve the continuation and the amendment and restatement of the Fund's Unitholder Rights Plan Agreement;

7.	to consider and, if thought fit, to pass an extraordinary resolution to remove and replace the current trustee of the Fund; and

8.	to transact any other business which may properly come before the Meeting.

The specific details of the matters proposed to be put before the Meeting and the text of certain of the resolutions proposed are set forth in the Information Circular and Proxy Statement that accompanies this Notice.

Holders of Class B limited partnership units ("Focus Exchangeable LP Units") of the Fund's subsidiary, Focus Limited Partnership (each of which units is exchangeable, at any time by the holder thereof, into 0.425 of a Trust Unit for no additional consideration) are also entitled to receive notice of, attend and vote at the Meeting, as set forth in more detail in the Information Circular and Proxy Statement and the Voting Direction for Holders of Focus Limited Partnership Class B Limited Partnership Units that accompany this Notice.

Every registered holder of Trust Units and Focus Exchangeable LP Units at the close of business on March 20, 2008 (the "Record Date") is entitled to receive notice of and vote their Trust Units and/or Focus Exchangeable LP Units at the Meeting on the basis of one vote for each Trust Unit held and 0.425 of a vote for each Focus Exchangeable LP Unit held.  No person acquiring Trust Units or Focus Exchangeable LP Units after such date is entitled to vote at the Meeting or any adjournment thereof.

The quorum for this Meeting is two or more individuals present in person or by proxy representing at least 5% of the aggregate outstanding Trust Units and Trust Units that may be issued upon the exchange of outstanding Focus Exchangeable LP Units.

Unitholders are requested to complete, sign, date and return the accompanying form of proxy or voting instruction form (each referred to as a "Form of Proxy") in the envelope provided, or vote by telephone or the internet in accordance with the instructions that may be included in the Form of Proxy.  Non-registered Unitholders (being Unitholders who hold their Trust Units through brokerage accounts or other intermediaries) who wish to appear in person and vote at the Meeting must appoint themselves as proxy by inserting their name in the blank space provided on the Form of Proxy and returning the Form of Proxy in the envelope provided or by appointing themselves as proxy on the internet by following the instructions that may be included in the Form of Proxy.  To be used at the Meeting, the Form of Proxy must be received (either directly or through a Unitholder's broker or other intermediary) by CIBC Mellon Trust Company at P.O. Box 721, Agincourt, Ontario, M1S 0A1, not less than 24 hours (excluding Saturdays, Sundays or statutory holidays) before the Meeting or any adjournment(s) thereof.  Further instructions with respect to attending the Meeting or voting by proxy are provided in the Form of Proxy and in the Information Circular and Proxy Statement accompanying this Notice.

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Dated at Calgary, Alberta this 13th day of March, 2008.

By order of the Board of Directors of ENERMARK INC., on behalf of ENERPLUS RESOURCES FUND

"David A. McCoy"
David A. McCoy Vice President, General Counsel & Corporate Secretary

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